FORM U-3A-2             ROANOKE GAS COMPANY
                                                             FILE NO. 69-331


                     SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.

               Statement By Holding Company Claiming Exemption
               -----------------------------------------------
                Under Rule U-3A-2 From the Provisions of the
                --------------------------------------------
                 Public Utility Holding Company Act of 1935
                 ------------------------------------------



      Roanoke Gas Company ("Roanoke Gas") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

      1. Roanoke Gas is a public service corporation organized and existing in good standing under the laws of the Commonwealth of Virginia. Roanoke Gas distributes natural gas to some 45,456 residential, commercial and industrial customers located in the City of Roanoke and environs pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia ("Virginia Commission"). Roanoke Gas owns all of the issued and outstanding voting securities of Diversified Energy Company, a Virginia corporation, d/b/a Highland Propane Company ("Highland Propane"), and d/b/a Highland Gas Marketing. Highland Propane, which is not a public utility, is operated under two (2) divisions, Highland Propane-Roanoke and Highland Propane-Bluefield. Highland Propane-Roanoke is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in and around Roanoke, Virginia and Southwest Virginia. Roanoke Gas provides all managerial and other direct labor, goods and services to Highland Propane-Roanoke under agreement approved by the Virginia Commission. Highland Propane is not otherwise subject to the regulatory jurisdiction of the Virginia Commission.
Highland Propane-Bluefield is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in Southern West Virginia and has offices in Bluefield and Rainelle, West Virginia. Highland Gas Marketing is a purchasing and marketing entity that buys fuels on the spot and short term market and resells to certain end-users.

      Roanoke Gas also owns all of the issued and outstanding securities of Bluefield Gas Company ("Bluefield Gas"), a West Virginia public service corporation, which is regulated as to rates and service by the Public Service Commission of the State of West Virginia ("West Virginia Commission"). Bluefield Gas provides natural gas service to some 4,057 residential, commercial and industrial customers located in and around Bluefield, West Virginia. Bluefield Gas, in turn, owns all of the issued and outstanding voting securities of Commonwealth Public Service Corporation ("Commonwealth"). Commonwealth is a small Virginia public service corporation which provides natural gas service to approximately 878 residential, commercial and industrial customers located in and around Bluefield, Virginia, under rates and charges prescribed by the Virginia Commission. Bluefield first claimed exemption under Section 3(a)(2) of the Public Utility Holding Company Act of 1935 ("The Act") in February 1952.

      2. Columbia Gas Transmission Corporation ("Columbia") is Roanoke Gas' primary transporter of natural gas. Columbia historically has transported two-thirds of Roanoke Gas' gas supply and 100% of Bluefield Gas' gas supply. Prior to Federal Energy Regulatory Commission Order 636, Roanoke Gas and Bluefield Gas purchased their core market requirements through Demand Purchases, Firm Transportation Service and Firm Storage Service. Additional requirements were met through the use of spot and short-term purchases under contracts with producers and brokers. Under Order 636 the responsibility for obtaining dependable natural gas supplies shifts from the pipeline companies to the local distribution companies and to other "shippers" of natural gas. The Company purchases gas supplies from a variety of producers and marketers. Recent examples of suppliers or marketers include Amoco Energy Trading Corporation, Ashland Exploration, Inc., Coastal Gas Marketing Company, Columbia Development Corporation, Columbia Gas Transmission Corporation, Columbia Gulf Transmission Corporation, Conoco, Inc., Hadson Gas Marketing Company, Mobile Natural Gas, Inc., Tenneco Energy and Vastar Gas Marketing, Inc.

      Roanoke Gas' other major transporter is East Tennessee Natural Gas Company ("East Tennessee"). Historically, East Tennessee has delivered one-third of Roanoke Gas' natural gas supply.

      Roanoke Gas receives its gas supply from Columbia at two city gate stations. Each station is connected by a thirty-three mile transmission line to Columbia's system at Gala, Virginia. Roanoke Gas receives its gas supply from East Tennessee at four city gate stations located on East Tennessee's transmission line. The city gate stations are located on the perimeter of a network of distributions mains located in the Cities of Roanoke and Salem, the Towns of Vinton, Fincastle and Troutville, and the Counties of Bedford, Botetourt, Montgomery and Roanoke, Virginia. Also, located on our transmission line in Botetourt County, Virginia is a liquefied natural gas storage facility which has the capacity to hold 200 million cubic feet of natural gas.

      Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia. A portion of the gas transported by Bluefield Gas is sold at the West Virginia-Virginia state line to Commonwealth for resale to its customers through a distribution network in Bluefield, Virginia and the immediate surrounding area of Tazewell County, Virginia.

      Highland Propane-Bluefield's principal bulk storage facility, located at its Bluefield, West Virginia facility, is comprised of two 30,000 gallon storage tanks and one 18,000 gallon storage tank. Two 18,000 gallon storage tanks are located at its Rainelle, West Virginia facility.

      Highland Propane-Roanoke owns and operates four storage facilities.
A facility at Thirlane Road, N.W. in Roanoke, Virginia consists of two 30,000 gallon tanks. A second facility at Fort Chiswell, Virginia consists of two 30,000 gallon tanks. The third facility is located on the property of Consolidated Glass in Galax, Virginia and consists of one 30,000 gallon tank. The fourth facility is located in Craig County, near the town of New Castle, Virginia and consists of one 30,000 gallon tank.

      3. The following information for the last calendar year with respect to Roanoke Gas, Bluefield Gas and Commonwealth is submitted:

            (a) Roanoke Gas distributed at retail 7,997,226 MCF of gas during the calendar year 1995. Bluefield Gas distributed at retail 822,059 MCF of gas during the calendar year 1995. Commonweatlh distributed at retail 256,725 MCF of gas during the calendar year 1995.

            (b) Neither Roanoke Gas, Bluefield Gas nor Commonwealth distributed at retail natural gas outside the state of its incorporation.

            (c) Roanoke Gas and Commonwealth did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 256,725 MCF of natural gas at wholesale to Commonwealth at the Virginia-West Virginia line.

            (d) Roanoke Gas purchased 8,265,634 MCF of natural gas outside the Commonwealth of Virginia during the calendar year 1995. All such gas was transported to Roanoke Gas for resale as system supply by Columbia Gas Transmission Corporation and East Tennessee Natural Gas Company. Commonwealth purchased 256,725 MCF of natural gas from Bluefield Gas at the Virginia-West Virginia state line. Bluefield Gas purchased 1,165,705 MCF of natural gas outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation. Bluefield Gas transported 17,681 MCF of natural gas to its end-users for other marketers. Highland Gas Marketing purchased and resold 964,667 MCF of natural gas to certain end-users of Roanoke Gas Company. In addition to the above volumes of Highland Gas Marketing, Roanoke transported 551,797 MCF of natural gas to its end-users for other marketers.

      4. (a through e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

      A consolidating statement of income and surplus and a consolidating balance sheet of Roanoke Gas and its subsidiaries for the 1995 calendar year is attached as Exhibit A and Exhibit A(1).

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1996.


                                           ROANOKE GAS COMPANY




                                    By: s/ Frank A. Farmer, Jr.
					------------------------------------
                                                       Its President
(SEAL)
ATTEST:


s/ Roger L. Baumgardner
-------------------------------------------
                  Secretary


Notices and correspondence regarding this statement should be addressed to:

                  Roger L. Baumgardner
                  Vice President-Secretary & Treasurer
                  Roanoke Gas Company
                  Post Office Box 13007
                  Roanoke, VA  24030

                                   ROANOKE GAS COMPANY AND SUBSIDIARIES                           Exhibit A
                                      CONSOLIDATING INCOME STATEMENT
                               FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                                 ROANOKE       BLUEFIELD     HIGHLAND
                                     GAS             GAS      PROPANE
                                 COMPANY         COMPANY      COMPANY    ELIMINATIONS   CONSOLIDATED
                                 -------         -------      -------    ------------   ------------
OPERATING REVENUES:
   Gas utilities            $42,543,075      $5,250,105                    ($233,656)   $47,559,524
   Propane operations                                       4,929,656                     4,929,656
                            ------------     -----------    ---------      ----------   ------------
Total operating revenues     42,543,075       5,250,105     4,929,656       (233,656)    52,489,180

COST OF GAS:
   Gas utilities             25,738,498       3,543,247                                  29,281,745
   Propane operations                                       2,335,518                     2,335,518
                            ------------     -----------    ---------      ----------   ------------
Total cost of gas            25,738,498       3,543,247     2,335,518              0     31,617,263

OPERATING MARGIN             16,804,577       1,706,858     2,594,138       (233,656)    20,871,917

OTHER OPERATING EXPENSES:
   Gas utilities:
   Other operations           6,964,379         703,386                      (53,955)     7,613,810
   Maintenance                1,119,673         162,197                                   1,281,870
   Taxes - general            1,881,314         288,262                                   2,169,576
   Taxes - income             1,023,043         106,928                                   1,129,971
   Depreciation and
     amortization             2,037,443         172,204                      (17,609)     2,192,038
   Propane operations                                       2,304,174       (160,751)     2,143,423
                            ------------     -----------    ---------      ----------   ------------
Total other operating
   expenses                  13,025,852       1,432,977     2,304,174       (232,315)    16,530,688

OPERATING EARNINGS            3,778,725         273,881       289,964         (1,341)     4,341,229

OTHER INCOME AND DEDUCTIONS:
   Gas utilities:
   Interest income              118,272           8,380                     (100,000)        26,652
   Merchandising and
     jobbing, net                79,203           1,518                                      80,721
   Other deductions             (88,158)         (4,553)                                    (92,711)
   Taxes - income               (15,386)         (3,089)                                    (18,475)
   Propane operations, net                                    193,190          7,194        200,384
                            ------------     -----------    ---------      ----------   ------------
Total other income and
   deductions                    93,931           2,256       193,190        (92,806)       196,571

EARNINGS BEFORE INTEREST
   CHARGES                    3,872,656         276,137       483,154        (94,147)     4,537,800

INTEREST CHARGES:
   Gas utilities:
   Long-term debt             1,589,325          92,183                                   1,681,508
   Other interest               174,857          18,952                                     193,809
   Propane operations                                           9,073                         9,073
                            ------------     -----------    ---------      ----------   ------------
Total interest charges        1,764,182         111,135         9,073              0      1,884,390

NET EARNINGS                 $2,108,474        $165,002      $474,081       ($94,147)    $2,653,410
                            ============     ===========    =========      ==========   ============

ROANOKE GAS COMPANY AND SUBSIDIARIES                                                           Exhibit A(1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
------------------------------------
                                 ROANOKE       BLUEFIELD     HIGHLAND
                                     GAS             GAS      PROPANE
ASSETS                           COMPANY         COMPANY      COMPANY    ELIMINATIONS   CONSOLIDATED
------                           -------         -------      -------    ------------   ------------
UTILITY PLANT:
Utility Plant in Service    $53,845,620      $5,477,835                  ($1,636,290)   $57,687,165
Accumulated Depreciation     19,254,546       2,081,607                   (1,509,042)    19,827,111
                            ------------     -----------    ---------      ----------   ------------
Utility Plant in Service,
   Net                       34,591,074       3,396,228            0        (127,248)    37,860,054
Construction Work-In-
   Progress                     662,376           5,315                                     667,691
                            ------------     -----------    ---------      ----------   ------------
Utility Plant, Net           35,253,450       3,401,543            0        (127,248)    38,527,745
                            ------------     -----------    ---------      ----------   ------------

NONUTILITY PROPERTY:
Propane                                                    4,143,689        (209,764)     3,933,925
Accumulated Depreciation                                   2,122,684        (296,484)     1,826,200
                            ------------     -----------    ---------      ----------   ------------
Nonutility Property, Net              0               0    2,021,005          86,720      2,107,725
                            ------------     -----------    ---------      ----------   ------------

CURRENT ASSETS:
Cash                            147,601         163,802      408,259                        719,662
Accounts Receivable           7,380,744         752,451      764,862       2,166,842     11,064,899
Inventories                   3,611,000         717,447       70,986                      4,399,433
Deferred Income Taxes                                                      1,381,016      1,381,016
Prepaid Income Taxes                                                                              0
Purchased Gas Adjustments                                                                         0
Other                           344,120          41,343       49,790          (1,300)       433,953
                            ------------     -----------    ---------      ----------   ------------
Total Current Assets         11,483,465       1,675,043    1,293,897       3,546,558     17,998,963
                            ------------     -----------    ---------      ----------   ------------

OTHER ASSETS                  2,936,530          88,136                   (2,130,400)       894,266
                            ------------     -----------    ---------      ----------   ------------

TOTAL                       $49,673,445      $5,164,722   $3,314,902      $1,375,630    $59,528,699

                            ============     ===========  ===========     ===========   ============

ROANOKE GAS COMPANY AND SUBSIDIARIES                                                           Exhibit A(1)

CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
-----------------------------------

                                 ROANOKE       BLUEFIELD     HIGHLAND
LIABILITIES                          GAS             GAS      PROPANE                   CONSOLIDATED
-----------                      COMPANY         COMPANY      COMPANY    ELIMINATIONS          TOTAL
                                 -------         -------      -------    ------------   ------------
CAPITALIZATION:
Stockholders' Equity:
   Common Stock              $7,213,735         $49,704     $196,421       ($246,125)    $7,213,735
   Capital in Excess of
     Par Value                2,209,981         257,805      215,956       1,570,092      4,253,834
   Retained Earnings          7,360,568       1,644,963    1,799,744      (3,496,195)     7,309,080
                            ------------     -----------    ---------      ----------   ------------
Total Stockholders' Equity   16,784,284       1,952,472    2,212,121      (2,172,228)    18,776,649

Long-Term Debt (Less
   Current Maturities)       11,533,560          50,000                                  11,583,560
                            ------------     -----------    ---------      ----------   ------------
Total Capitalization         28,317,844       2,002,472    2,212,121      (2,172,228)    30,360,209
                            ------------     -----------    ---------      ----------   ------------

CURRENT LIABILITIES:
Current Maturities of
   Long-Term Debt             5,830,020       1,250,000                                   7,080,020
Notes Payable                 3,753,000         428,000                                   4,181,000
Dividends Payable               368,721                                                     368,721
Accounts Payable              4,732,923         472,189      575,323       2,166,842      7,947,277
Accrued Income Taxes            712,684         278,372      311,192                      1,302,248
Customers' Deposits             338,966          66,921        9,469                        415,356
Accrued Expenses              2,170,474         236,256       73,481                      2,480,211
Refunds From Suppliers -
   Due Customers                473,048         123,988                                     597,036
Purchased Gas Adjustments     1,171,103         295,906                                   1,467,009
                            ------------     -----------    ---------      ----------   ------------
Total Current Liabilities    19,550,939       3,151,632      969,465       2,166,842     25,838,878
                            ------------     -----------    ---------      ----------   ------------

DEFERRED CREDITS AND OTHER
   LIABILITIES:
Deferred Income Taxes         1,262,283          (8,024)     133,316       1,381,016      2,768,591
Deferred Investment Tax
   Credits                      542,379          18,642                                     561,021
Other Deferred Credits                0                                                           0
                            ------------     -----------    ---------      ----------   ------------
Total Deferred Credits and
   Other Liabilities          1,804,662          10,618      133,316       1,381,016      3,329,612
                            ------------     -----------    ---------      ----------   ------------

TOTAL                       $49,673,445      $5,164,722   $3,314,902      $1,375,630    $59,528,699
                            ============     ===========    =========      ==========   ============

                                                                   EXHIBIT B

                             ROANOKE GAS COMPANY
                           FINANCIAL DATA SCHEDULE
                  Item No.    Caption Heading
                  -------     ---------------

                  1           Total Assets              $59,528,699
                  2           Total Operating Revenues   52,489,180
                  3           Net Income                  2,653,410

                                                                   EXHIBIT C


NOT APPLICABLE

BLUEFIELD GAS COMPANY                                                                             Exhibit A
CONSOLIDATING INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED 12-31-95


                                          BLUEFIELD     COMMONWEALTH
                                                GAS           PUBLIC
                                            COMPANY          SERVICE      ELIMINATIONS      CONSOLIDATED
                                            -------          -------      ------------      ------------
OPERATING REVENUE                       $4,904,907       $1,259,397          (914,199)       $5,250,105
COST OF GAS                              3,543,247          894,900          (894,900)        3,543,247
                                        -----------      -----------       -----------       -----------
OPERATING MARGIN                         1,361,660          364,497           (19,299)        1,706,858
OTHER OPERATING EXPENSES:
   Other operations                        566,103          156,582           (19,299)          703,386
   Maintenance                             114,666           47,531                             162,197
   Taxes - general                         238,221           50,041                             288,262
   Taxes - income                           84,237           22,691                             106,928
   Depreciation and amortization           129,514           42,690                             172,204
                                        -----------      -----------       -----------       -----------
Total other operating expenses           1,132,741          319,535           (19,299)        1,432,977

OPERATING EARNINGS                         228,919           44,962                 0           273,881

OTHER INCOME AND DEDUCTIONS:
   Interest income                           8,380                                                8,380
   Merchandising and jobbing, net            1,518                                                1,518
   Other deductions                         (4,307)            (246)                             (4,553)
   Taxes - income                           (3,173)              84                              (3,089)
                                        -----------      -----------       -----------       -----------
Total other income and deductions            2,418             (162)                0             2,256

EARNINGS BEFORE INTEREST CHARGES           231,337           44,800                 0           276,137

INTEREST CHARGES:
   Long-term debt                           92,183                                               92,183
   Other interest                           18,186              766                              18,952
                                        -----------      -----------       -----------       -----------
Total interest charges                     110,369              766                 0           111,135

NET EARNINGS                              $120,968          $44,034                $0          $165,002
                                        ===========      ===========       ===========       ===========

BLUEFIELD GAS COMPANY                                                                          Exhibit A(1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995

                                          BLUEFIELD     COMMONWEALTH
                                                GAS           PUBLIC
                                            COMPANY          SERVICE      ELIMINATIONS      CONSOLIDATED
                                            -------          -------      ------------      ------------
ASSETS:

UTILITY PLANT:
Utility Plant in Service                 $4,449,392      $1,028,443                           $5,477,835
Accumulated Depreciation                  1,768,181         313,426                            2,081,607
                                        -----------      -----------       -----------       -----------
Utility Plant in Service, Net             2,681,211         715,017                 0          3,396,228
Construction Work-In-Progress                 5,249              66                                5,315
                                        -----------      -----------       -----------       -----------
Utility Plant, Net                        2,686,460          715,083                0          3,401,543

CURRENT ASSETS:
Cash                                        160,241           3,561                              163,802
Accounts Receivable                         841,764         (89,313)                             752,451
Inventories                                 717,447                                              717,447
Deferred Income Taxes                                                                                  0
Gas Cost Recoverable
   from Customers                                                                                      0
Purchased Gas Adjustment                                     75,697           (75,697)                 0
Other                                        41,343                                               41,343
                                        -----------      -----------       -----------       -----------
Total Current Assets                      1,760,795         (10,055)          (75,697)         1,675,043

OTHER ASSETS:
Unrecovered Purchase Gas
   Adjustments                                                                                         0
Other                                        55,922          12,229            19,985             88,136
                                        -----------      -----------       -----------       -----------
Total Other Assets                           55,922          12,229            19,985             88,136

TOTAL                                    $4,503,177        $717,257          ($55,712)        $5,164,722
                                        ===========      ===========       ===========       ===========

BLUEFIELD GAS COMPANY                                                                          Exhibit A(1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995

                                          BLUEFIELD     COMMONWEALTH
                                                GAS           PUBLIC
                                            COMPANY          SERVICE      ELIMINATIONS      CONSOLIDATED
                                            -------          -------      ------------      ------------
LIABILITIES:

CAPITALIZATION:
Stockholders' Equity:
   Common Stock                            $49,704             $500             ($500)          $49,704
   Capital in Excess of Par Value          220,564           37,241                             257,805
   Retained Earnings                     1,228,939          416,024                           1,644,963
                                        -----------      -----------       -----------       -----------
Total Stockholders' Equity               1,499,207          453,765              (500)        1,952,472

Long-Term Debt (Less Current
   Maturities)                              50,000                                               50,000
                                        -----------      -----------       -----------       -----------
Total Capitalization                     1,549,207          453,765              (500)        2,002,472

CURRENT LIABILITIES:
Current Maturities of
   Long-Term Debt                        1,250,000                                            1,250,000
Notes Payable                              428,000                                              428,000
Dividends Payable                                                                                     0
Accounts Payable                           352,796          119,393                             472,189
Accrued Income Taxes                       245,589           32,783                             278,372
Customers' Deposits                         58,952            7,969                              66,921
Accrued Expenses                           233,818            2,438                             236,256
Refunds From Suppliers -
   Due Customers                            90,267           33,721                             123,988
Purchased Gas Adjustments                  371,603                            (75,697)          295,906
                                        -----------      -----------       -----------       -----------
Total Current Liabilities                3,031,025          196,304           (75,697)        3,151,632

DEFREERD CREDITS AND
   OTHER LIABILITIES:
Deferred income taxes                      (72,431)          64,407                              (8,024)
Deferred investment tax credits             15,181            3,461                              18,642
Other Deferred Credits                     (19,805)            (680)           20,485                 0
                                        -----------      -----------       -----------       -----------
Total deferred credits and
   other liabilities                       (77,055)          67,188            20,485            10,618

TOTAL                                   $4,503,177         $717,257          ($55,712)       $5,164,722
                                        ===========      ===========       ===========       ===========

                                                                   EXHIBIT B

                            BLUEFIELD GAS COMPANY
                           FINANCIAL DATA SCHEDULE
            Item No.    Caption Heading
            -------     ---------------

            1           Total Assets               $5,164,722
            2           Total Operating Revenues    5,250,105
            3           Net Income                    165,002

                                                                   EXHIBIT C


NOT APPLICABLE